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                            July 7, 2020

       Rahul Kakkar, MD
       Chief Executive Officer
       Pandion Therapeutics Holdco LLC
       134 Coolidge Avenue
       Watertown, Massachusetts 02472

                                                        Re: Pandion
Therapeutics Holdco LLC
                                                            Registration
Statement on Form S-1
                                                            Filed June 26, 2020
                                                            File No. 333-239500

       Dear Dr. Kakkar:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 26, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Significant Judgments and Estimates Revenue Recognition, page 103

   1. We note your response and revised disclosure in response to comment 9. Please explain to us why you believe
the research and development commitments will be completed in approximately 3 years
given that the research term in the contract is for a period of 5 years.
 Rahul Kakkar, MD
Pandion Therapeutics Holdco LLC
July 7, 2020
Page 2
License and Collaboration Agreement with Astellas Pharma, page 131

2. Please revise your discussion to quantify the one time milestone payment related to the first dosing in a GLP-toxicology study or otherwise include this potential payment in the aggregate milestones presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameRahul Kakkar, MD
                                                           Division of
Corporation Finance
Comapany NamePandion Therapeutics Holdco LLC
                                                           Office of Life
Sciences
July 7, 2020 Page 2
cc:       Lia Der Marderosian
FirstName LastName